Exhibit 99(d)
Acadia Power Partners, LLC
and Subsidiary
Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Page(s)
Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements

Balance Sheets	2

Statements of Operations	3

Statements of Members’ Capital	4

Statements of Cash Flows	5

Notes to Financial Statements	6–15

Report of Independent Registered Public Accounting Firm
To the Members of
Acadia Power Partners, LLC and Subsidiary
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of members’ capital and of cash flows present fairly, in all material respects, the financial position of Acadia Power Partners, LLC and subsidiary (the “Company”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, Calpine Energy Services, L.P., the Company’s sole customer, and certain of its affiliates have filed for bankruptcy, which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.
As discussed in Note 5 to the consolidated financial statements, the Company’s revenues are received from transactions with CES and certain other transactions are executed with various entities of Calpine and Cleco Corporation, all of which are related parties.

/s/ PricewaterhouseCoopers LLP

Houston, Texas March 27, 2006

Acadia Power Partners, LLC and Subsidiary
Consolidated Balance Sheets
December 31, 2005 and 2004

	2005	2004
Assets
Current assets
Cash and cash equivalents	$2,788,081	$3,462,436
Accounts receivable — related parties, net (Note 5)	—	6,450,902
Inventory	1,790,840	1,775,097
Other current assets	1,679,255	2,240,378

Total current assets	6,258,176	13,928,813
Plant and equipment, net (Note 4)	451,758,870	462,653,850
Other noncurrent assets (Note 7)	623,589	7,631,952

Total assets	$458,640,635	$484,214,615

Liabilities and Members’ Capital
Current liabilities
Accounts payable — trade	$234,603	$547,310
Accounts payable — related parties	2,354,102	389,770
Accrued liabilities	4,289,219	8,132,870

Total current liabilities	6,877,924	9,069,950
Commitments and contingencies (Note 8)	—	—
Members’ capital	451,762,711	475,144,665

Total liabilities and members’ capital	$458,640,635	$484,214,615

The accompanying notes are an integral part of these consolidated financial statements.

Acadia Power Partners, LLC and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Revenues
Nonaffiliated	$—	$—	$16,053,598
Related parties (Note 5)	71,402,014	74,692,887	65,024,892

Total revenues	71,402,014	74,692,887	81,078,490

Power, plant generating and marketing expense
Plant operating expense (Note 5)	25,770,403	18,196,308	12,750,635
Depreciation expense	14,621,587	14,257,335	13,919,584
Purchased power expense — related parties	—	951,041	149,961

Total power plant generating and marketing expense	40,391,990	33,404,684	26,820,180

Income from operations	31,010,024	41,288,203	54,258,310

Other income and expenses
Contract termination gain (Note 6)	—	—	105,500,000
Other income (expense)	70,342	13,367	(49,898)

Net income	$31,080,366	$41,301,570	$159,708,412

The accompanying notes are an integral part of these consolidated financial statements.

Acadia Power Partners, LLC and Subsidiary
Consolidated Statements of Members’ Capital
Years Ended December 31, 2005, 2004 and 2003

	Calpine Acadia	Acadia Power	Total Members’
	Holdings, LLC	Holdings, LLC	Capital
Balances at January 1, 2003	$253,535,343	$253,535,344	$507,070,687

Distributions	(136,977,283)	(40,567,695)	(177,544,978)
Net income	79,854,206	79,854,206	159,708,412
Interest on distributions	(3,822,083)	3,822,083	—

Balances at December 31, 2003	192,590,183	296,643,938	489,234,121

Distributions	(20,695,513)	(34,695,513)	(55,391,026)
Net income	20,650,785	20,650,785	41,301,570
Interest on distributions	(5,739,330)	5,739,330	—

Balances at December 31, 2004	186,806,125	288,338,540	475,144,665

Distributions	(20,231,160)	(34,231,160)	(54,462,320)
Net income	15,540,183	15,540,183	31,080,366
Interest on distributions	(6,102,382)	6,102,382	—

Balances at December 31, 2005	$176,012,766	$275,749,945	$451,762,711

The accompanying notes are an integral part of these consolidated financial statements.

Acadia Power Partners, LLC and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities
Net income	$31,080,366	$41,301,570	$159,708,412
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	14,621,587	14,257,335	13,919,584
Bad debt expense (Note 5)	5,542,812	—	—
Write-off of lease levelization asset (Note 7)	9,537,953	—	—
Changes in operating assets and liabilities
Accounts receivable, net
Trade	—	—	3,625,690
Related parties	908,090	(263,007)	(2,628,042)
Inventory	(15,743)	(1,237)	(491,252)
Other current assets	(562,094)	242,595	(1,679,609)
Noncurrent assets	(2,529,590)	(3,464,514)	(1,698,933)
Accounts payable and accrued liabilities
Trade	(312,707)	(2,053,387)	(121,720)
Related parties	1,964,332	64,792	324,978
Accrued liabilities	(3,843,651)	7,348,059	(700,543)

Net cash provided by operating activities	56,391,355	57,432,206	170,258,565

Cash flows from investing activities
Purchases of plant and equipment	(3,726,607)	(2,350,665)	(6,294,795)
Cash proceeds from transmission credit (Note 6)	1,123,217	484,934	1,593,122
Cash proceeds from sales and use tax refund	—	—	13,913,014

Net cash provided by (used for) investing activities	(2,603,390)	(1,865,731)	9,211,341

Cash flows from financing activities
Distributions	(54,462,320)	(55,391,026)	(177,544,978)

Net cash used for financing activities	(54,462,320)	(55,391,026)	(177,544,978)

Net increase (decrease) in cash and cash equivalents	(674,355)	175,449	1,924,928
Cash and cash equivalents
Beginning	3,462,436	3,286,987	1,362,059

Ending	$2,788,081	$3,462,436	$3,286,987

The accompanying notes are an integral part of these consolidated financial statements.

Acadia Power Partners, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

1.	Organization and Operations of the Company

These financial statements consolidate the accounts of Acadia Power Partners, LLC (the “Company”), a Delaware limited liability company, and its wholly owned subsidiary, Acadia Partners Pipeline, LLC (the “Pipeline”). All intercompany balances have been eliminated.

The Company, an electric generation company, was formed on October 8, 1999, for the purpose of designing, developing, constructing, owning, and operating a power generation project located in Louisiana. Calpine Acadia Holdings, LLC (“CAH”), a Delaware limited liability company and subsidiary of Calpine Corporation (“Calpine”), and Acadia Power Holdings, LLC (“Acadia Holdings”), a Louisiana limited liability company, and subsidiary of Cleco Midstream Resources, LLC (“Cleco”), a Louisiana limited liability company (collectively, the “Members”) entered into the Amended and Restated Limited Liability Company Agreement (the “Agreement”) dated February 29, 2000. Under this Agreement, the Company owns and operates a 1,160-megawatt (MW) natural gas-fired electric generation plant that it constructed (the “Facility”) located in Acadia Parish, Louisiana. Each member holds a 50% interest in the Company as of December 31, 2005, 2004 and 2003. The Members share in profits and losses of the Company in proportion to their ownership interests (See Note 6). The Company is governed by an executive committee with two representatives from each Member.

On December 20, 2005, Calpine, CAH, Calpine Energy Services, L.P. (“CES”), a subsidiary of Calpine, and Calpine Central, LP (“CCLP”), a subsidiary of Calpine, among other subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors continue to operate their business and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Court.

The Agreement provides for the business of the Company to continue without dissolution in the event of the bankruptcy of a Member. However, as a result of the CAH bankruptcy, there has been an event of default under the Agreement. Any actions accorded to the Members under the default provisions of the Agreement are subject to approval by the Bankruptcy Court. Such actions may include, among others, acquisition of all of the facility by a single Member, sale of the defaulting Members's interest or sale of the facility to a third party.

If the Company is dissolved and its assets are liquidated, the proceeds will be distributed, first, to Acadia Holdings to the extent its cumulative priority amounts, as described in Note 6, have not been paid and, second, to the members in equal portions.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. CES was the Company’s sole customer prior to March 22, 2006. Prior to that date, the Company was unable to provide capacity or power to any other customers (See Notes 5 and 7). The Company’s contractual obligation to provide 100% of the capacity of the facility to CES under its two tolling agreements was suspended by action of the Bankruptcy Court on March 22, 2006 (See Note 9). The Company now has the right to sell capacity and power to others through short-term tolling agreements, participation in the short-term power markets or a combination thereof. Management plans to identify potential customers and enter into alternative arrangements. There is no assurance that the Company will be able to negotiate such arrangements on acceptable terms. Because of the uncertainty regarding the Company’s ability to sell its power production or capacity at acceptable rates and any actions that

Acadia Power Partners, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

may result from the bankruptcy filings of the related parties described above, substantial doubt exists regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

2.	Business Risks

Several current issues in the power industry could have an effect on the Company’s financial performance. Some of the business risks that could cause future results to differ from historical results include: (1) legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry; (2) the extent and timing of the entry of additional competition in the market in which the Company operates; (3) state, federal and other rate regulations in the areas in which the Company does business; (4) changes in or application of environmental and other laws and regulations to which the Company is subject; (5) changes in market conditions, including developments in energy and commodity supply, volume and pricing; (6) weather and other natural phenomena; (7) and the direct or indirect effects on the business resulting from the financial difficulties of competitors of the Company, including but not limited to, their effects on liquidity in the trading and power industry, and its effects on the views of the capital markets regarding the energy or trading industry.

3.	Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates with regard to these financial statements relate to the useful lives and carrying value of the generation facility and related assets and depreciation. Additionally, when required the Company reviews its assets for impairment using estimates of future cash flows over the useful lives of the assets.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The carrying amount of these instruments approximates fair value because of their short maturity.

Inventory
The Company’s inventories primarily include small parts. Inventory is valued at the lower of cost or market using the average cost method. Costs for large replacement parts estimated to be used within one year are determined using the specific identification method. For other replacement parts, costs are generally determined using the weighted average cost method.

Other Current Assets Other current assets include prepaid expenses for insurance and long-term service agreement (“LTSA”) payments. See Note 6 for further discussion of LTSA.

Acadia Power Partners, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Major Maintenance
As major maintenance occurs, and as parts are replaced on the plants’ steam and combustion turbines, the costs are either expensed or transferred to property, plant and equipment and depreciated over the parts’ estimated useful lives, generally three to six years, depending on the nature of maintenance activity performed under the service agreement (See Note 7). Accrued liabilities in the financial statements include $4,096,909 and $7,833,053 as of December 31, 2005 and 2004, respectively, for major maintenance.

Long-Lived Assets
In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the impairment of long-lived assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In accordance with SFAS No. 144, such cash flows do not include interest or tax expense cash outflows. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. No impairment was identified in 2005 and 2004.

Concentration of Credit Risk
The financial instruments that potentially subject the Company to concentration of credit risk consist primarily of accounts receivable. The Company’s revenues are primarily from sales to CES (See Notes 5, 7 and 8).

Fair Value of Financial Instruments The carrying amounts of accounts receivable and accounts payable approximate their respective fair value because of their short maturity.

Income Taxes
The Company is a limited liability company and, for income tax purposes, is treated as a partnership. The Company’s taxable income or loss is therefore passed through to its members and reported on the respective members’ tax returns. Accordingly, there is no income tax provision or current or deferred taxes in these financial statements.

Revenue Recognition
The Company has entered into tolling agreements that have been accounted for as operating leases. The Company normally recognizes revenue on a straight-line basis over the term of the lease (See Notes 5, 6, and 7).

Presentation Change
The Company has revised the statements of cash flows to present cash received from a utility in connection with its interconnection and operating agreement (see Note 6) in investing activities rather than operating activities. As a result, cash flows from operating activities decreased and cash flows from investing activities increased by $484,934 and $1,593,122 in 2004 and 2003, respectively.

New Accounting Pronouncements
In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), Inventory Costs, an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory

Acadia Power Partners, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges”. This Statement requires those items to be recognized as a current-period charge regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that fixed production overhead costs be allocated to the costs of conversion based on the normal capacity of the production facilities. The provisions of SFAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. Adoption of this statement is not expected to materially impact the Company’s results of operations, financial position, or cash flows.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 153 (“SFAS 153”), Exchanges of Nonmonetary Assets – Accounting Principles Board Opinion No. 29 (“APB No. 29”), Accounting for Nonmonetary Transactions. This standard eliminates the exception in APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. It requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transaction lacks commercial substance (as defined). A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

SFAS 153 will not apply to the transfers of interests in assets in exchange for an interest in a joint venture and amends SFAS 66, Accounting for Sales of Real Estate, to clarify that exchanges of real estate for real estate should be accounted for under APB No. 29. It also amends FASB Statement No. 140 (“SFAS 140”), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities to remove the existing scope exception relating to exchanges of equity method investments for similar productive assets to clarify that such exchanges are within the scope of SFAS 140 and not APB 29. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this statement is not expected to materially impact the Company’s results of operations, financial position, or cash flows.

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143, to clarify the term “conditional asset retirement obligation,” which refers to legal obligations for which companies must perform asset retirement activity for which the timing and/or method of settlement are conditional upon future events that may or may not be within the control of the entity. However, the obligation to perform the asset retirement is unconditional, despite the uncertainty that exists surrounding the timing and method of settlement. Uncertainty about the timing and method of settlement for a conditional asset retirement obligation (“ARO”) should be considered in estimating the ARO when sufficient information exists. FIN 47 clarifies when sufficient information exists to reasonably estimate the fair value of an ARO. Adoption of this statement did not materially impact the Company’s consolidated results of operations, financial position or cash flows. The Company has not recorded an ARO as of December 31, 2005 because it owns the property that the plant and equipment is located on and there are no statutory requirements that would call for any retirement activity to be recorded.

Acadia Power Partners, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

4.	Plant and Equipment, Net

Plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, generally 35 years for our power plant assets, including interconnect pipelines, with an estimated salvage value of 10% of the original cost. For all power plant assets with useful lives of 10 years or less, no salvage value is estimated.
As of December 31, 2005 and 2004, the components of property, plant and equipment were as follows:

	2005	2004
Power plant and related equipment
Buildings, machinery and equipment	$498,064,141	$494,337,534
Land	2,777,618	2,777,618
Less: Accumulated depreciation	(49,082,889)	(34,461,302)

Plant and equipment, net	$451,758,870	$462,653,850

In 2002, the Company filed for refunds of sales and use taxes paid during construction, pursuant to Louisiana’s Enterprise Zone Program. The sales and use taxes were paid over a period from January 2001 through December 2002 and capitalized as a part of the cost for plant and equipment acquired by the Company. Total refunds of $13,913,014 were recorded as a reduction of plant and equipment in 2003.

5.	Related Parties

The Company entered into a tolling agreement dated July 27, 2001, with CES, which is effective for 20 years beginning July 1, 2002. Under the agreement, the Company has granted CES the right to receive the output of one train of the Facility consisting of approximately one-half of the full capacity. In accordance with the terms of the contract, CES will supply all fuel necessary to generate the energy it takes and will pay the Company a capacity charge as well as an operation and maintenance fee. This arrangement is being accounted for as an operating lease. The lease payments established in this agreement vary in the future. The Company recognizes revenue on a straight-line basis over the life of the lease. The Company recognized revenues of $40,225,290, $44,726,537 and $44,166,692 in 2005, 2004 and 2003, respectively, based on this agreement, of which $0 and $7,631,952 accrued lease revenues were recorded as other noncurrent assets, relating to the lease levelization, as of December 31, 2005 and 2004, respectively (See Note 7). On August 9, 2005 an amendment was made to this tolling agreement with an effective date of July 1, 2005, discounting the capacity payment from CES by $6,000,000 per year until December 31, 2011 and by $8,000,000 per year thereafter, until the termination of the agreement on July 1, 2022 (See Note 7). In consideration, Acadia Holdings released $25,000,000 in letters of credit from Calpine and CES will make payments to Acadia Holdings of $1,250,000 in 2005, $2,500,000 per year from 2006 through 2011 and $3,500,000 per year thereafter, until the termination of the agreement (See Notes 7 and 8). Concurrently, CAH became the prime guarantor, and the Company became the secondary guarantor of the CES payments to Acadia Holdings.

On May 10, 2003, the Company entered into a second tolling agreement with CES effective through June 30, 2022. The agreement was completed concurrently with the termination of a previous tolling agreement dated October 9, 2000, with Aquila Energy Marketing Corporation

Acadia Power Partners, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

(“Aquila”), which had been effective for 20 years beginning July 1, 2002 (See Note 6). This CES agreement is similar in nature to the agreement described above. Under this agreement, the Company has granted CES the right to receive the output of the second train of the Facility consisting of approximately one-half of the full capacity of the Facility. In accordance with the terms of the contract, CES will supply fuel necessary to generate the energy it takes and will pay the Company a capacity charge as well as an operation and maintenance fee. This agreement is being accounted for as an operating lease. The rate established in the agreement is fixed. The Company recorded revenues of $31,176,724, $29,966,350 and $20,858,200 in 2005, 2004 and 2003, respectively, based on this agreement (See Notes 7 and 9).

The Company’s revenue from the agreements above includes $0, $870,041 and $149,961 in 2005, 2004 and 2003, respectively, for the sale of purchased power to CES. The cost of this power was recorded as purchase power expense – related parties.

As a result of the two 20-year tolling agreements with CES, all of the output from the Acadia Power Plant is marketed by CES (See Note 9).

The Company’s net accounts receivable related to the agreements noted above are $0 and $6,450,902 as of December 31, 2005 and 2004, respectively. At December 31, 2005 an allowance of $5,542,812 was recorded to reserve the full amount of the accounts receivable balance with CES (See Notes 7 and 9).

The minimum lease rentals to be received by the Company in connection with the above tolling agreements are $57,967,360, $59,901,760, $61,836,160, $61,836,160 and $61,836,160 for the years 2006 through 2010, respectively. The sum of minimum lease rentals for 2011 and thereafter is $690,115,841. The continued performance by CES under these agreements is uncertain (See Note 7).

The Company has contracted with CCLP to provide project management services, which have included the design, construction, and operation of the Facility. The project management agreement dated February 29, 2000, terminates at the fiftieth anniversary of the commercial operation date (See Note 1). The Company agrees to reimburse costs incurred by CCLP included in the approved operating budget and future operating budgets. Based on this agreement, the Company reimbursed CCLP for $4,493,046, $5,436,243 and $2,934,888 in 2005, 2004 and 2003, respectively.

The Pipeline has a Pipeline Operating Agreement with Cleco Energy, LLC, a subsidiary of Cleco, dated March 1, 2002. The agreement covers all operations, repair, improvements, alterations, inspections, testing, protection and other operations and activities that are necessary to maintain the facility in accordance with federal safety and maintenance standards promulgated under CFR part 192 and the regulations of the Louisiana Office of Conservation, and to accomplish the business objectives of the Pipeline. Based on this agreement, Cleco Energy, LLC was reimbursed $8,200, $106,853 and $96,061 in 2005, 2004 and 2003, respectively for these services. In 2005 Cleco sold Cleco Energy, LLC to a third party.

The Company has an agreement for electric service with Cleco Power, LLC (“Cleco Power”), the successor to Cleco Utility Group, Inc., an affiliate of Cleco, dated December 15, 2001. The agreement covers electrical purchases of the Facility for a five-year period pursuant to Cleco Power’s Louisiana Public Service Commission (“LPSC”) Rate Schedule GS and its Rider Schedule

Acadia Power Partners, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

for Long-Term Economic Development Services, subject to approval by the LPSC. Based on this agreement, the Company paid $866,448, $1,081,173 and $2,117,600 for services received in 2005, 2004 and 2003, respectively from Cleco Power.

The Company has an Interconnection and Operating Agreement with Cleco Power, dated February 25, 2000, pursuant to which the Company’s generation facilities are interconnected to Cleco Power’s adjacent transmission facilities and the transmission system of Entergy Services, Inc. The Company is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnections, and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection. Based on this agreement, the Company has reimbursed Cleco Power its construction costs and operating costs for these customer specific interconnection facilities in amounts totaling $38,974, $45,594 and $67,478 for 2005, 2004 and 2003, respectively.

6.	Other Significant Agreements

On October 9, 2000, the Company entered into a tolling agreement with Aquila that was effective for 20 years beginning July 1, 2002. Under the agreement, the Company granted Aquila the right to receive the output of one train of the facility. In accordance with the terms of the contract, Aquila supplied all fuel necessary to generate the energy it took and paid the Company a capacity charge as well as an operation and maintenance fee. Revenues recognized under this agreement were $16,053,598 in 2003. On May 9, 2003, the Company terminated this tolling agreement with Aquila in return for a cash settlement of $105,500,000, which was recognized as a gain in other income and expenses. CAH and Acadia Holdings agreed to distribute the proceeds as follows: (i) CAH received the $105,500,000 cash distribution in 2003; (ii) Acadia Holdings is entitled to receive an annual priority cash distribution of $14,000,000 starting from July 2003 through June 30, 2022; (iii) all distributions in excess of the first $14,000,000 are allocated between members in accordance with their respective interest; (iv) the priority distributions include imputed interest based on the rate of approximately 12.1%. Imputed interest for 2005, 2004 and 2003 of $6,102,382, $5,739,330 and $3,822,083 was recorded as an adjustment to the Members’ capital balances.

The Company entered into an interconnection and operating agreement with Entergy Gulf States, Inc. (“Entergy”), as amended and restated January 4, 2001. The agreement states that Entergy will reimburse the Company for costs incurred by the Company for transmission system upgrades, totaling approximately $4,740,000. Entergy will reimburse the Company for these costs through future transmission credits or cash payments, as applicable. The Company received a combination of cash and credit reimbursements of $1,123,217, $484,934 and $1,593,122 in 2005, 2004 and 2003, respectively, based on this agreement. Total deferred transmission credit balances as of December 31, 2005 and 2004, were $0 and $1,123,217, respectively, which were included in Other Current Assets.

7.	Significant Events

On December 20, 2005 Calpine, CES and a number of its affiliates, including CCLP, filed voluntary petitions for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court. Shortly after, CES filed a motion seeking to reject the two tolling agreements it has with the Company. Acceptance by the court of this motion to reject would equate to full revocation of the terms. The Company believes it is probable that the Bankruptcy Court will

Acadia Power Partners, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

approve the motion for rejection. As of December 31, 2005, the Company provided an allowance for the full amount of other noncurrent assets in the amount of $9,537,953 associated with the revenue levelization of one of these tolling agreements. The income impact was recorded as an increase to plant operating expense. The Company also provided an allowance for its current receivable from CES. The income impact of this provision was recorded as an increase to plant operating expense (See Note 9).

Unscheduled Outages
On June 30, 2004, Combustion Gas Turbine CT-12 failed. This Siemens Westinghouse turbine was not under warranty at the time of failure. However, the replacement cost for the damaged components are described under the terms of the Long Term Service Agreement between the Company and Siemens Westinghouse, which will be escalated as a result of the forced outage. The cost of repairs performed by the third party contractors of $5,476,490 was included in plant operating expense for 2004. In 2005, negotiations were made with Siemens Westinghouse and a settlement was reached in which the total cost incurred by the Company for this outage was reduced by $2,569,623. The income impact of this settlement was recorded as a decrease to plant operating expense in 2005.

On August 3, 2004, it was discovered that the exhaust cylinder for CT-12 had two cracked struts, requiring a second forced outage to replace the cracked cylinder. The cost of repairs performed by the third party contractors of $2,695,820 was included in plant operating expense for 2004.

8.	Commitments and Contingencies

The Company entered into a long-term service agreement for spare parts, maintenance and related technical services on May 3, 2002 with an unaffiliated vendor. The term of the agreement, with respect to each of the Company’s four combustion turbines began upon the commercial operation date, and terminates on an individual combustion turbine basis, at the end of the scheduled maintenance following the second major inspection of each respective combustion turbine or sixteen years, whichever comes first. The maintenance and payment schedules are based on estimates of when maintenance will occur on the turbines based on the number of run hours. The actual timing of maintenance may vary based on actual hours run versus estimated hours run due to operational and performance considerations. The agreement is cancelable by the Company in whole or part at any time by providing written notice to the counterparty. Upon notice to cancel by the Company, the Company is subject to a declining cancellation fee. At December 31, 2005, the contingent cancellation fee was $2,000,000.

CES Dispute
In a series of written notices commencing in May 2004, CES notified the Company that CES was invoking certain rights regarding dispute resolution under the two CES tolling agreements described in Note 5 above and requested that the Company conduct a simultaneous capacity test of both Power Blocks of the Company’s electric generation facility in the manner specified within the notices. CES notified the Company that it may withhold up to one-half of the monthly payments due to the Company under the two CES tolling agreements, and may take other action, including, without limitation, (i) unwinding Calpine’s interest in the Company, (ii) terminating the two CES tolling agreements, (iii) asserting claims against Cleco Power for alleged flawed interconnection studies, and/or (iv) seeking reimbursement for the alleged overpayment of capacity fees from August 2003. CES has indicated that the dispute is primarily based upon transmission constraints that, according to CES’ allegations, limit CES’ ability to deliver the Company’s capacity and

Acadia Power Partners, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

energy to the wholesale market. On September 27, 2004, CES sent a letter to the Company claiming to be a notice of default under the two tolling agreements citing transmission constraints. In the letter, CES claimed that the Company’s refusal to conduct the requested simultaneous capacity test was a default under the two CES tolling agreements. Although CES did not expressly so state, the Company believed that CES might attempt to use the test results as an alleged basis to reduce its monthly payments to the Company under the two CES tolling agreements. The Company performed the requested simultaneous test under protest on October 12, 2004, while reserving all of its rights to assert that such capacity test is not required by the testing provisions of the two CES tolling agreements and does not entitle CES to any reduction in its monthly capacity payments to the Company. Standard capacity test results were comparable to previous tests and were within the parameters of the two CES tolling agreements. Supplemental capacity testing was suspended due to a minor mechanical problem with one of the Power Blocks. Since the test, CES has sent a letter to the Company requesting that it maintain, preserve and in some instances, produce records specified in the letter relating to the test. The two CES tolling agreements allow CES and the Company the right, under current conditions, to require up to four capacity tests in any given contract year. The Company can give no assurance as to the results of any such testing in the future. Under the tolling agreements, binding arbitration is a means of resolving the alleged dispute, although neither party has invoked arbitration to date. In 2005 the tolling agreements were amended and the dispute was resolved (See Note 5).

On March 8, 2005, the Company received a letter from CES requesting a refund of approximately $3,100,000 less the $774,104 outstanding receivable from CES. CES claimed errors in calculating the heat rate performance of the Company’s facility from January 2003 through July 2004. As of December 31, 2004, the Company had reserved $436,341 for its receivable from CES. In June of 2005 a settlement was reached between Acadia and CES regarding this dispute. Under the terms of this settlement, the Company reduced amounts owed by CES by $2,116,969, which decreased 2005 revenue by $1,680,628.

Guaranty Obligation

The Company and CAH entered into a guaranty agreement under which CAH became the prime guarantor and the Company became the secondary guarantor for the future payments from CES to Acadia Holdings that resulted from the August 2005 settlement of the transmission dispute described above and also in Note 5. The guaranty agreement requires the Company to perform in the event of a default of these payments by CES and CAH for $5,000,000 per year from 2006 through 2011, $7,000,000 per year from 2012 through 2021 and $3,500,000 in 2022. The guaranty amounts accumulate until paid. The Company would be required to begin making the scheduled payments to Acadia Holdings under the guaranty if the all of the following conditions occur: i) the Company’s management committee declares cash available for distribution, ii) CES does not pay the amount it owes under its agreement with Acadia Holdings, and iii) an event of default by CAH in whole or in part for their guaranty obligation as the prime guarantor. The Company could cease making payments only when either CES or CAH began performing under their respective agreements.

The Company has not been asked to perform under this guaranty as of December 31, 2005 as none of the conditions for payment have been met. CES paid all amounts due to Acadia Holdings in 2005. Any future obligations under this guaranty agreement are not estimable as of December 31, 2005 due to the uncertainty of determining amounts that CES and CAH will pay Acadia Holdings

Acadia Power Partners, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

due to their respective bankruptcies and also due to the uncertainty of the Company’s future cash distributions.

9.	Subsequent Events

On February 13, 2006, Acadia Holdings submitted a drawing certificate in the amount of $2,771,406 on a $15,000,000 letter of credit it holds in connection with the obligations under the tolling agreement between the Company and CES (See Note 5). The draw made was pursuant to an Event of Default by CES as defined in both of the existing tolling agreements. The draw amount was 50% of the uncollected receivable that the Company has with CES as of December 31, 2005, which is equal to Acadia Holding’s ownership interest. This draw had no impact on the Company’s consolidated results of operations, financial position or cash flows for 2005 as it is viewed as a transaction between owners.

In March 2006, the Company filed a motion with the United States Bankruptcy Court to among other things compel CES to perform under the existing power purchase agreements and to pay amounts due and owing under such agreements since the commencement of CES’ bankruptcy case. On March 15, 2006, the Company and CES entered into an amendment to each of the power purchase agreements pursuant to which the Company’s obligations under the power purchase agreements would be suspended. The Bankruptcy Court approved these amendments on March 22, 2006. The amendments resolve certain of the relief requested by the Company’s motion. However, the Company’s motion to compel payment of its post petition claims and certain related relief remains pending before the Bankruptcy Court. A hearing on such relief is scheduled for April 26, 2006.